UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 14, 2023, Galmed Pharmaceuticals Ltd. (the “Company), entered into a definitive securities purchase agreement (the “Purchase Agreement”) with investors for the purchase and sale in a public offering on a reasonable best efforts basis (the “Offering”) of (i) 380,000 of the Company’s ordinary shares (the “Shares”), par value NIS 0.15 per shares (the “Ordinary Shares”), (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 Ordinary Shares (the “Pre-Funded Warrants”), and (iii) 5,600,000 warrants to purchase 5,600,000 Ordinary Shares (the “Investor Warrants”), at a purchase price of $1.25 per Share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.001 per Ordinary Share and will not expire until exercised in full. The Investor Warrants have an exercise price of $1.25 per Ordinary Share, are immediately exercisable, and may be exercised until July 18, 2028.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period of six months following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. In addition, pursuant to the Purchase Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of ninety (90) days following the closing of the Offering.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”), on a “best efforts” basis, in connection with the Offering. On July 14, 2023, the Company and the Placement Agent entered into a Placement Agency Agreement. (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company in the Offering and also agreed to reimburse the Placement Agent for its accountable expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $100,000. Under the terms of the Placement Agency Agreement, the Company also issued to the Placement Agent a warrant for the purchase of 168,000 Ordinary Shares, representing 3.0% of the sum of the Shares and Pre-Funded Warrants sold in the Offering (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $1.5626 per Ordinary Share, are exercisable beginning January 14, 2024 and may be exercised until July 14, 2028. The Placement Agency Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The net proceeds to the Company from the Offering are approximately $6.5 million before deducting estimated offering expenses payable by the Company. The Company intends to use the proceeds from the Offering for continued development of its pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes. The Offering is expected to close on or about July 18, 2023, subject to satisfaction of customary closing conditions.

The Offering was made pursuant to a registration statement on Form F-1 (File No. 333-272722), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 14, 2023.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Pre-Funded Warrants, the Investor Warrants and the Placement Agent Warrants are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Form 6-K, including the exhibits attached hereto, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about July 18, 2023. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in offerings of this nature in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Current Report.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
10.3	Form of Pre-Funded Warrant
10.4	Form of Warrant
10.5	Form of Placement Agent Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 18, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer